HERE TODAY BREWING, LLC

UNAUDITED FINANCIAL STATEMENTS

FOR THE MONTHS ENDED
DECEMBER 31, 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Here Today, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 and the related income statement, statement of changes in members' equity, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, FE, MACC
September 23rd, 2020
Vincenzo Mongio

HERE TODAY BREWING, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2019

		2019
ASSETS		
CURRENT ASSETS		
Cash	$	-
Total Current Assets		-
NON-CURRENT ASSETS		
Building Permits - Leasehold Improvements		3,316
Total Non-current Assets		3,316
TOTAL ASSETS	$	3,316
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$	872
Due to Owners		4,188
Total Current Liabilities		5,060
SHAREHOLDERS' EQUITY		
Capital Contributions		-
Owners' Withdrawals		-
Retained Earnings		(1,744)
Total Shareholders' Equity		(1,744)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,316

Unaudited – See accompanying notes.

HERE TODAY BREWING, LLC

INCOME STATEMENT
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2019

	2019
Operating Income	
Sales	$ -
Cost of Sales	-
Gross Profit	-
Operating Expense	
General and Administrative	-
Rent	-
Depreciation	-
Start-up Costs	1,744
	1,744
Net Income from Operations	(1,744)
Other Income (Expense)	-
Provision for Income Taxes	-
Net Income	$ (1,744)

Unaudited – See accompanying notes.

HERE TODAY BREWING, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2019

	2019
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (1,744)
Depreciation	-
Amortization	-
Change in Payables	872
Change in Inventory	-
Net Cash Flows From Operating Activities	(872)
Cash Flows From Investing Activities	
Purchase of Building Permit	(3,316)
Purchase of Equipment	-
Net Cash Flows From Investing Activities	(3,316)
Cash Flows From Financing Activities	
Advances from Related Parties	4,188
Net Cash Flows From Financing Activities	4,188
Net Increase (Decrease) In Cash	-
Cash at Beginning of Period	-
Cash at End of Period	$ -

Unaudited – See accompanying notes.

HERE TODAY BREWING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2019

	2019
Starting Equity	$ -
Capital Contributions	-
Owners Withdrawals	-
Net Income (Loss)	(1,744)
Ending Equity	$ (1,744)

Unaudited – See accompanying notes.

HERE TODAY BREWERY, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Here Today Brewing, LLC ("the Company") is a limited liability company organized on June 21, 2019 under the laws of the State of Washington. The Company operates on a December 31st year-end. The Company is a microbrewery that produces and distributes a variety of craft beers. The Company's plan is to sell their beers in both the retail and wholesale markets.

Through December 31, 2019, the Company was in the start-up stage and has not carried on any significant operations and has generated no revenues. The Company had incurred a loss due to the legal fees paid in start-up costs to set-up the Company.

The Company will conduct an equity crowdfund offering during calendar year 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

HERE TODAY BREWERY, LLC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2019

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Leasehold Improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease. The amortization of these assets is included in depreciation expense. As of December 31, 2019, the Company has obtained a building permit that will allow them to construct leasehold improvements at their future place of business.

Inventory

The Company values inventory at the lower of cost or market value. The Company's management expects losses on inventory to be infrequent. Thus, no amount has been recorded in the statements as an allowance for worthless inventory.

Leases

The Company is currently in the process of securing a lease agreement for where they will be operating their business.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes
are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are allocated to the partners and reported on their individual tax returns.

The Company is subject to business and occupation tax filing requirements in the State of Washington.

Related Parties

Related Parties are considered to be related if the party has the ability to directly or indirectly control the other party or exercise significant influence over the Company in making financial and operational decisions. The Company has these relationships.

NOTE C- RELATED PARTY TRANSACTIONS

Advances from related parties represent advances granted by the CEO pays for certain administrative expenses and will be reimbursed by the Company.

NOTE C- RELATED PARTY TRANSACTIONS (Continued)

These advances have no fixed terms of repayment, are unsecured, and bear no interest. During the seven months ended December 31, 2019, the CEO advanced the company $4,188 for purposes of paying operating expenses.

NOTE D- LLC MEMBER LIABILITY

Here Today Brewing, LLC is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE E- GOING CONCERN

As reflected in the accompanying financial statements, the Company is in the development stage with no operations, has an accumulated deficit of $1,744 and a negative cash flow from operations of $872. The Company will conduct an equity crowdfund offering during calendar year 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE F- SUBSEQUENT EVENTS

The Company considered subsequent events through September 18, 2020, the date that the financial statements were available to be issued. It has been determined that no events require additional disclosure.

NOTE G- RISKS AND UNCERTAINTIES

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant

NOTE G- RISKS AND UNCERTAINTIES (Continued)

disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our company less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.